SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/ME No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 25, 2021

I. Date, Time and Place: On October 25, 2021, at 11:00, exclusively digital, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo.

II. Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III. Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV. Agenda: To discuss, pursuant to Article 21 (k) and (l) of the Company’s Bylaws, (i) the Company’s granting of the Guarantee (as defined below) to secure the obligations of its subsidiary GOL Linhas Aéreas S.A. (“GLA”), a Brazilian corporation having no registration as a publicly-held company with the Brazilian Securities Commission (“CVM”), with its registered office located at Praça Senador Salgado Filho, s/n, térreo, Aeroporto Santos Dumont, public area, 46-48/O-P, Administrative Back Office, CEP 20.021-340, Rio de Janeiro, RJ, taxpayer identification number CNPJ/ME 07.575.651/0001-59 (“Issuer”), in its eighth issue of a single series of secured non-convertible debentures for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction 476”), for BRL610,217,000 (“Issue” and “Debentures”, respectively); (ii) the Company’s entering into, as a guarantor in the context of the Issue, a Private Instrument of Indenture of the Eighth Issuance of Debentures of GLA (“Indenture”); (iii)

the Company’s entering into, as intervening and consenting party and as a party having joint and several liability together with the Issuer, the Distribution Agreement (as defined below); (iv) the Company’s entering into, as intervening and consenting party, the Amendment to the Fiduciary Assignment Agreement (as defined below); and (v) authorization for the Company’s executive board to take any and all actions required for the formalization of the Guarantee, and the delivery and execution of the Indenture, the Fiduciary Assignment Agreement and the Distribution Agreement, including the grant of powers of attorney and the execution of auxiliary documents, annexes and the like, and the approval and ratification of any acts already taken for purposes of the Issue and the guarantee. V. Resolutions: After the necessary clarifications were provided, the Company’s Board of Directors unanimously approved (i) the guarantee securing GLA’s obligations under the Issue, as provided for in the Indenture, binding the Company as guarantor, primary payer and as party jointly and severally liable for the Issuer’s obligations arising from the Indenture and/or provided for in any other documents of the Issue setting forth additional characteristics of and conditions for the Issuer’s obligations, and any and all documented costs or expenses incurred by the trustee of the Issue or by the Debentures holders resulting from proceedings, lawsuits and/or other judicial or extrajudicial remedies required for safekeeping the claims and rights under the Indenture and other Issue documents, as amended, as well as applicable remuneration and overdue charges, including, but not limited to, those owed to the Issue trustee, until the fulfillment of the obligations provided for under the Indenture (“Guarantee”). The Guarantee will be granted by the Company upon express waiver to any benefit of order, claims and disclaimers of any kind provided in the sole paragraph of Article 333, and in Articles 366, 821, 827, 830, 834, and following, of Law No. 10.406, of January 10, 2002 and Articles 130 and 794 of Law No. 13.105, of March 16, 2015. In accordance with the Indenture, the Issue will have the following characteristics: (a) Total Issue Amount: BRL610,217,000 on the Date of Issue (as defined below); (b) Number of Series: the Issue will have a single series; (c) Number of Debentures: 610,217 Debentures will be issued; (d) Nominal Unit Value: BRL$1,000 on the Date of Issue; (e) Date of Issue: as defined in the Indenture (“Date of Issue”); (f) Term and Maturity Date: the Debentures will have a term of three years from the Date of Issue and will mature on the date defined in the Indenture; and (g) Type: the Debentures will be secured, pursuant to Article 58, of Law No. 6.404, of December 15, 1976, and will be guaranteed by the Guarantee and the Fiduciary Assignment, as provided in the Indenture; (ii) the execution by the Company, as a guarantor in the context of the Issue, of the Indenture, in which the Guarantee is granted by the Company; (iii) the execution by the Company, as intervening and consenting party and as a party having joint and several liability together with the Issuer, of a Private Instrument for Placement of Non-Convertible Secured Debentures Under the Regime of Underwriting Placement, in a Single Series, of GLA’s Eighth Issue, among the Issuer, the Company and intervening institutions in which the strategy and form of placement of the Debentures under the Indenture is set forth (“Distribution Agreement”); (iv) execution of an amendment to the Agreement for the Fiduciary Assignment as a Guarantee of Credit Rights on a Condition Precedent and Other Covenants dated October 24, 2018, as amended from time to time (“Assignment Agreement”) by means of the Seventh Amendment to the Agreement for the Fiduciary Assignment as a Guarantee of Credit Rights on a Condition Precedent and Other Covenants (“Amendment to the Assignment Agreement”), to, upon fulfillment of the condition precedent exclusively related to item (iv.i) below, share the fiduciary assignment in favor of the Debentures holders, represented by the Fiduciary Agent, over (iv.1) any and all current and/or future credit rights held and to be held by the Issuer arising from the membership agreements entered into between the Issuer and certain credit and debit cards managing companies referring to sales made or to be made by the Issuer, in which its customers use "Visa" and "Mastercard" credit and debit cards as a means of payment, including any increases or amounts, for whatever reason, including, but not limited to, fine, interest and other charges related thereto, privileges, preferences, prerogatives, as well as credit rights arising from any other membership and accreditation agreements of "Visa" and "Mastercard" cards that may be executed between the Issuer and credit, purchase and debit card managing or accrediting companies (“Card Receivables”); (iv.2) certain current and/or future credit rights held and to be held by the Issuer arising from the membership agreements entered into between the Issuer and the credit and debit cards accrediting or any operating companies, solely in connection with the operators “Visa” and “MasterCard”, who capture, process and settle the transactions mentioned in item (vi.1) above, including, but not limited to, fine, interest and other related charges; (iv.3) of the proceeds arising from the credit rights described in items (vi.1) and (iv.2) above; and (iv.4) of any and all current and/or future rights of the Issuer against the Collateral Agent (as defined in the Assignment Agreement) in connection with the funds credited to the Bank Domicile Account and the Reserve Account (both defined in the Indenture), and the amounts deposited or to be deposited there, regardless of their stage, also during transit or bank clearing (“Fiduciary Assignment”). Other terms and conditions of the Fiduciary Assignment are will be those provided in the Assignment Agreement and its amendments; and (v) authorization for the Company’s executive board to take any and all actions required for the formalization of the approved Guarantee, including, but not limited to, execution of the Indenture, the Distribution Agreement and the Fiduciary Assignment Agreement, as well as the execution of any and all amendment, auxiliary documents, annexes and the like, including the grant of powers of attorney. Any acts taken already by the executive board for purposes of the Issue are hereby fully ratified and approved. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Philipp Schiemen. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, October 25, 2021.

__________________________________ Constantino de Oliveira Junior Chairman	________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer